Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
(in millions)

	Celanese							Parent Guarantor Pro Forma
	Year Ended December 31,					Three Months Ended March 31,		Year Ended December 31,	Quarter Ended March 31,
	1999	2000	2001	2002	2003	2003	2004	2003	2004
Earnings
Pre-tax income from continuing operations	$(642)	$136	$(388)	$203	$202	$94	$63	$202	$63
Change in interest expense								(185)	(51)
Pro forma pre-tax income from continuing operations								17	12
Less:
(Income) loss from equity investees, net	(8)	(17)	(12)	(21)	(35)	(10)	(12)	(35)	(12)
Plus:
Income distributions from equity investments	8	12	19	61	23	15	15	23	15
Amortization of capitalized interest	8	9	9	10	14	2	2	14	2
Fixed charges	149	103	102	85	83	22	17	268	68
Total "earnings" as defined before fixed charges	$(485)	$243	$(270)	$338	$287	$123	$85	$287	$85
Fixed charges
Interest expense	$114	$68	$72	$55	$49	$12	$6	$234	$57
Capitalized interest	14	12	4	6	3	2	3	3	3
Estimated interest portion of rent expense (1)	21	23	26	24	31	8	8	31	8
Total fixed charges	$149	$103	$102	$85	$83	$22	$17	$268	$68
Ratio of earnings to fixed charges (2)	—	2.4	—	4.0	3.4	5.6	5.0	1.1	1.3

(1)	The estimated interest portion of rental expense is based on the amount of rental expense including discontinued operations for 1999 and 2000 and excluding discontinued operations for subsequent periods.

(2)	Earnings were insufficient to cover fixed charges by $634 million for the year ended December 31, 1999 and by $372 million for the year ended December 31, 2001.